Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization	% Beneficially Owned
Shandong Green Foodstuff CO., LTD.	Foreign-Chinese owned, PRC company	80.2%
Junan Hongrun Foodstuff CO., LTD.	Foreign-owned, PRC company	100%
Beijing Green Foodstuff CO., LTD.	Foreign-Chinese owned, PRC company	100%
Luotian Green Foodstuff CO., LTD.	Foreign-owned, PRC company	100%

The registered capital of Shandong Green Foodstuff Co., Ltd. is RMB 100, 86 million, and the paid-in capital of this company is RMB90, 8825 million.

International Lorain owns 80.2% equity interest in Shandong Green Foodstuff Co., Ltd., and the remaining 19.8% is held by Shandong Economic Investment and Development Co., Ltd.